December 9, 2024

Shannon Livingston
Executive Vice President and Chief Financial Officer
Community West Bancshares
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

       Re: Community West Bancshares
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           File No. 000-31977
Dear Shannon Livingston:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2024
Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations
Financial Condition
Loans, page 53

1.     We note your disclosure on page 53 about your concentration in commercial real
       estate (   CRE   ) loans representing approximately 56.4% of total loans
as of September
       30, 2024. We also note that the non-owner occupied CRE loan class comprised both the largest portion of your CRE, as well as the largest portion of your total loan portfolio, as of September 30, 2024. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations (e.g., office, retail, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if
       available, to the extent material to an investor   s understanding of
the credit risk
       inherent in your CRE portfolio.
 December 9, 2024
Page 2

2. We note your disclosure on page 53 that a substantial decline in the performance of the economy in general or a decline in real estate values in your primary market areas in particular could have an adverse impact on collectability, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on your business, as well as your disclosure that CRE loans include certain loans with higher risks. Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-
3294 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance